

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Shibin Wang
Chief Executive Officer and Director
Chenghe Acquisition Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767

> **Re: Chenghe Acquisition Co.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-41366**

Dear Shibin Wang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

General

1.   We note disclosure in your Form 14A filed on June 23, 2023 indicating that your sponsor is controlled by a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation